Exhibit 99.1
Satyam submits letter to SEBI regarding bidding process
Hyderabad, INDIA, March 24, 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”) announced today that it had submitted a letter (the “SEBI Letter”) to the Securities and Exchange Board of India (“SEBI”) relating to the process to be followed by the Company pursuant to Regulation 29A of the SEBI Takeover Regulations to select an investor and the in-principle exemptions/relaxations granted by SEBI from applicable SEBI regulations and guidelines. This press release and the SEBI Letter are being furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and are available to the public over the Internet at the SEC’s website at http://www.sec.gov and on the website of Bombay Stock Exchange and National Stock Exchange.
This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements. The Company does not intend to register any securities in the United States or to conduct a public offering of securities in the United States.
As previously disclosed, the Company Law Board Principal Bench New Delhi authorized the Company’s Board of Directors to select an investor, subject to certain conditions. SEBI’s approval is not an assurance that any qualified investor will bid to acquire any interest in the Company at an appropriate price or at all.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global Satyam PR representatives at:
US	Jim Swords james_swords@satyam.com +1-703-877-2225

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484 Reshma Wad Jan Reshma@wer1.net +65-98-140-507